                                                                      EXHIBIT 20

FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
MONDAY, JANUARY 6, 1997


                  CLARCOR REPORTS RECORD FOURTH QUARTER AND
                             FISCAL 1996 RESULTS

FOURTH QUARTER AND FISCAL YEAR-END 1996 HIGHLIGHTS
(Amounts in thousands, except per share data and percentages)

                                  QUARTER ENDED          %          YEAR ENDED             %
                              11/30/96     12/3/95    CHANGE    11/30/96     12/3/95     CHANGE
Net Sales                      $90,805     $85,750       5.9    $333,388    $290,194      14.9
Net Earnings                    $8,712      $7,190      21.2     $24,978     $21,954      13.8
Earnings Per Share               $0.58       $0.48      20.8       $1.68       $1.48      13.5
Avg. Shares Outstanding         14,877      14,824        .4      14,859      14,801        .4
Return on Beginning Equity                                         19.1%       18.7%       2.1
Net Sales
 Filtration Products           $68,917     $64,586       6.7    $259,617    $221,034      17.5
 Consumer Products             $21,888     $21,164       3.4     $73,771     $69,160       6.7
Operating Profit               $12,741     $10,337      23.3     $40,530     $35,365      14.6
 Filtration Products            $9,934      $7,594      30.8     $33,149     $28,698      15.5
 Consumer Products              $2,807      $2,743       2.3      $7,381      $6,667      10.7

FOURTH QUARTER AND FISCAL YEAR-END OPERATING REVIEW
     ROCKFORD, IL, JANUARY 6, 1997 -- CLARCOR INC. (NYSE: CLC) reported record fiscal 1996 fourth quarter and fiscal year-end net sales, operating profit, net earnings and earnings per share on the strength of record sales and operating profit in the Filtration Products segment and a strong performance from the Consumer Products segment.

     Larry Gloyd, CLARCOR's Chairman and Chief Executive Officer, said, "Fiscal 1996 was a terrific year for CLARCOR as net sales increased by $43.2 million or 14.9% and net earnings by $3 million or 13.8%. Fiscal 1996 included a full year of sales from Hastings Filters whereas fiscal 1995 included only one quarter of sales. Excluding Hastings Filters, net sales increased by 5.5% in fiscal 1996. More importantly, 1996 lays the foundation for an even better 1997. Our operating companies, except for Hastings Filters, exceeded our expectations with exceptional contributions at Baldwin Filters and Clark Filter. Significantly improved results at Airguard Industries and J.L. Clark led to the best year in our history.

FILTRATION PRODUCTS SEGMENT
     "Our Filtration Products segment continues to produce record sales and operating profit. The segment was led by Baldwin Filters which had a sales increase of over 6.5% in 1996 and an increase in operating profit of over 12% due primarily to a continuing emphasis on productivity improvements, cost reductions and new product introductions. We expect further progress at Baldwin in 1997, particularly in expanding filter sales into new markets and with customers where previously Baldwin had little presence. We also expect new products, such as a line of desiccant filters and fuel-water separators, to support an increased emphasis on revenue growth at Baldwin.

     "We believe the problems we encountered at Hastings Filters in 1996, though not entirely unexpected, are now largely behind us. There are really two parts to the Hastings Filters story in 1996. First, we were disappointed in the company's operating results. We had initially estimated a break-even year for Hastings Filters and then later estimated an operating loss of a little over $1 million. Unfortunately, the actual operating loss was $2.2 million. This was due to added costs for outside component manufacturing and a rust problem on components purchased from the outside vendor. Though we did not lose any business, the rust problem required hiring temporary workers to clean and replace filter inventory. The second part of the story is more important. With the completion of the expansion in Yankton, S.D. and the movement of new and refurbished machinery into the additional space, we can now produce virtually all of our filter components in-house and so better control manufacturing costs, inventory levels and quality.

     "Despite the loss, we have not changed any of our plans for Hastings nor have we reduced the capital we intend to invest in the business. With the expansion and additional equipment, we expect substantial cost savings and productivity improvements in 1997. Our goal is to be one of the lowest cost producers of automotive filters in the United States. Also, the added capacity at Hastings Filters alleviates a major concern at Baldwin Filters where we were running out of manufacturing capacity. Indeed, without Hastings Filters, we would have had to build a new facility at Baldwin or substantially expand the present one in Kearney, Nebraska.

     "The loss at Hastings underscores the strength of our other operating companies. We estimate that, absent the Hastings loss and interest expense on the Hastings acquisition debt, CLARCOR's operating margins would have been more than two percentage points higher and earnings per share would have been $.12 to $.13 per share higher than actually reported. In 1997, we believe Hastings will be profitable and we remain confident that the operation will, by 1999, reach an operating margin of 8% to 10%.

     "Our smallest domestic filter company, Clark Filter turned in a superior performance in 1996 with operating profit increasing by more than 20% on an 8.6% increase in sales. We were particularly pleased as these results were achieved with almost no change in average net managed assets. In 1997, we plan to accelerate new product introductions, to build upon products introduced in 1996 and to expand internationally as the principal drivers to maintain Clark Filter's performance.

     "Airguard Industries improved dramatically over its results in 1995. Airguard improved its operating margins by over three percentage points on an increase in sales of 3.8%. Considering that Airguard had purposely turned away negative and low margin business in 1996, we were satisfied with the company's sales increase for the year. Nevertheless, we expect continued improvement in operating margins in 1997 on a stronger rise in sales than in 1996. Like Clark Filter, the Airguard management turned in a superb performance as average net managed assets actually declined by nearly $1.5 million.

     "Our international operations and export sales have grown to nearly 15% of total consolidated sales and we expect further progress in the years ahead. Each one of our foreign operations, except in China, recorded operating profit in 1996, the first time ever. Our Mexican operation, FIBAMEX, struggled throughout 1996 due to a weak Mexican economy but still managed a small profit on no change in sales. Our two European operations, Baldwin Ltd. (UK) and Baldwin N.V. (Belgium) together reported a rise in sales of over 12% and reported an operating margin of over 7%. Our new South African operation, Baldwin-Unifil, which was acquired early in 1996, met our expectations for sales revenues and had an operating margin of over 4%. Baldwin-Australia had another excellent year with sales improving by 9% and operating profit by over 50%. Our China joint venture, Baldwin-Weifang Ltd., began manufacturing filters, on schedule, in late 1996. Filters manufactured at Baldwin-Weifang are primarily for the domestic Chinese market and we expect the operation to turn profitable in 1997.

CONSUMER PRODUCTS SEGMENT
     "J.L. Clark had a good 1996 with sales increases of 7.9% on the metals side of the business and 9% on the plastics side. Operating margins improved in both areas as well, with overall margins of 10% being the highest the segment has reached since 1993. The metals results were driven by new product introductions and good demand from traditional metals customers for flat sheet decorating, specialty containers and commemorative tins. Despite the decline we have experienced in recent years in the metals business, we are optimistic that it will continue the growth it showed in 1996. On the plastics side, continual growth in specialty closures, particularly the combiTop(R) and SST Series(TM) closures, were important factors in the year's success.

FINANCIAL
     "Our cash position remains very strong with over $17 million at year-end. In November 1996, we sold approximately one-half of our investment in GUD Holdings Ltd., an Australian company, for an after-tax gain of approximately $1,072,000 or $.07 per share. In December 1996, we sold our remaining GUD investment for another after-tax gain of approximately $1,089,000 or $.07 per share. This latter gain will be reported in our first quarter 1997 results.

     "Inventories were unusually high at the end of the third quarter 1996 and declined at year end by $4.9 million to $49.8 million compared to $43 million at the end of fiscal 1995. This amount is also higher than normal due to a planned inventory build-up at Hastings during the transition to the new facility and we expect a further decline during the first quarter 1997. Capital expenditures increased to $21.7 million in 1996 compared to $13.9 million in 1995 due to the Hastings plant expansion and new equipment, completion of a new plastics facility at J.L. Clark and additional capital expenditures at Corporate. Looking forward, we expect the level of capital expenditures over the next year to be less than it has been in either of the last two years.

     "Shareholders' equity reached $146.1 million, an increase of over $15.2 million or 11.7% from year-end 1995 after paying dividends of $9.5 million to our shareholders. Dividends increased again in 1996, our thirteenth consecutive year of dividend increases. Return on beginning equity reached 19.1% in 1996 from 18.7% in 1995.

OUTLOOK FOR 1997
     "We are very positive about CLARCOR for 1997. The strength of our operations can be seen by the fact that we achieved record results and met our original earnings forecast for 1996 even after absorbing $2.2 million in unanticipated losses at Hastings Filters. Baldwin Filters, Airguard Industries, Clark Filter and J.L. Clark continue to demonstrate a superior ability to exceed industry growth rates and maintain strong operating margins. Their prospects are excellent. As Hastings Filters improves throughout 1997 and reaches the level of profitability that we expect, we fully believe that 1997 can be another record year for CLARCOR. During the first quarter 1997, we will work through the excess, higher-cost Hastings inventory; therefore, we do not expect to realize the benefits of a lower cost structure at Hastings until the second quarter 1997.

UAS ACQUISITION
     "In September, we announced the signing of a definitive agreement to acquire United Air Specialists, Inc., a manufacturer of air quality equipment based in Cincinnati, Ohio. We have filed a registration statement connected with this transaction and expect it to become effective shortly. Until then we are limited in commenting on the merger under Securities and Exchange Commission rules. We remain very excited about the combination of UAS with CLARCOR and are looking forward to the closing of the merger in February 1997."

     The statements in this release concerning the company's sales, earnings, business performance and prospects are forward-looking statements that involve risk and uncertainties, including changes in the overall economy, product demand, price competition, the success of new product introductions, the effectiveness of plant conversions and productivity programs, and the management of both growth and acquisitions.

CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.

                                 TABLES FOLLOW

                                    - more -

CONSOLIDATED  STATEMENTS  OF  EARNINGS
(Dollars in thousands except per share data)


                                                        Fourth Quarter                 Twelve Months
                                                      --------------------         --------------------
For periods ended November 30, and December 2,        1996         1995             1996        1995
-------------------------------------------------------------------------------------------------------
Net sales........................................ $    90,805  $    85,750      $   333,388  $   290,194
Cost of sales.....................................     64,885       63,480          239,119      209,653
                                                  -----------  -----------      -----------  -----------
     Gross profit.................................     25,920       22,270           94,269       80,541
Selling and administrative expenses...............     13,179       11,933           53,739       45,176
                                                  -----------  -----------      -----------  -----------
     Operating profit.............................     12,741       10,337           40,530       35,365
Other income (expense)............................      1,226         (323)            (656)      (1,229)
                                                  -----------  -----------      -----------  -----------
     Earnings before income taxes.................     13,967       10,014           39,874       34,136
Income taxes......................................      5,255        2,824           14,896       12,182
                                                  -----------  -----------      -----------  -----------

Net earnings..................................... $     8,712  $     7,190      $    24,978  $    21,954
                                                  ===========  ===========      ===========  ===========


Net earnings per common share.................... $      0.58  $      0.48      $      1.68  $      1.48
                                                  ===========  ===========      ===========  ===========


Average shares outstanding........................ 14,876,951   14,824,438       14,859,252   14,800,872

CONSOLIDATED  BALANCE  SHEETS
(Dollars in thousands)

                                           November 30,  December 2,
                                               1996        1995
------------------------------------------------------------------
ASSETS
Current assets:
      Cash and cash investments.............$  17,372   $  18,769
      Accounts receivable, net..............   52,509      50,034
      Inventories...........................   49,773      42,972
      Other.................................    4,725       5,795
                                            ---------   ---------
             Total current assets........     124,379     117,570
Plant assets, net...........................   78,586      67,036
Excess of cost over fair value
      of assets acquired, net...............   15,120      14,893
Pension assets..............................   12,453      11,218
Other assets................................   13,426      12,545
                                            ---------   ---------
                                            $ 243,964   $ 223,262
                                            =========   =========

LIABILITIES
Current liabilities.........................$  45,156   $  42,460
Long-term debt..............................   35,522      34,417
Long-term pension liabilities...............    6,607       5,226
Other liabilities...........................   10,620      10,344
                                            ---------   ---------
                                               97,905      92,447
SHAREHOLDERS' EQUITY........................  146,059     130,815
                                            ---------   ---------
                                            $ 243,964   $ 223,262
                                            =========   =========

SUMMARY  CASH  FLOWS
(Dollars in thousands)

                                              Fourth Quarter            Twelve Months
                                       -------------------------  -----------------------
                                            1996          1995        1996        1995
-----------------------------------------------------------------------------------------
FROM OPERATING ACTIVITIES
Net earnings.......................... $    8,712     $   7,190   $  24,978   $  21,954
Depreciation and amortization.........      2,434         2,247       9,796       8,245
Changes in assets and liabilities.....     12,369         5,225      (6,540)    (10,632)
Gain on sale of investment............     (1,675)          -        (1,675)        -
Other, net............................       (338)         (346)       (690)       (352)
                                       ----------     ---------   ---------   ---------
     Total provided (used) by
          operating activities........     21,502        14,316      25,869      19,215
                                       ----------     ---------   ---------   ---------

FROM INVESTING ACTIVITIES
Plant asset additions.................     (3,579)       (3,223)    (21,652)    (13,910)
Business acquisition..................        -         (14,125)     (1,298)    (14,125)
Investment in affiliate...............       (190)          -          (530)        -
Proceeds from sale of investment......      3,067           -         3,067         -
Other, net............................       (423)         (166)      2,290        (318)
                                       ----------     ---------   ---------   ---------
    Total provided (used) by
          investing activities........     (1,125)      (17,514)    (18,123)    (28,353)
                                       ----------     ---------   ---------   ---------

FROM FINANCING ACTIVITIES
Borrowings under long-term debt.......        -             -         8,410      25,000
Reduction of long-term debt, net......     (2,100)       (1,900)     (8,016)     (7,579)
Purchase of treasury stock............        -             -          (430)        -
Cash dividends paid...................     (2,412)       (2,364)     (9,512)     (9,331)
Other, net............................        -              (3)        421         278
                                       ----------     ---------   ---------   ---------
    Total provided (used) by
          financing activities........     (4,512)       (4,267)     (9,127)      8,368
                                       ----------     ---------   ---------   ---------

Effect of exchange rate
     changes on cash..................        (14)          (86)        (16)        (28)
                                       ----------     ---------   ---------   ---------

CHANGE IN CASH AND
    CASH INVESTMENTS.................. $   15,851     $  (7,551)  $  (1,397)  $    (798)
                                       ==========     =========   =========   =========